Exhibit 11

Ingredion Incorporated (“Ingredion”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended March 31, 2013
Average shares outstanding — Basic	77.4

Effect of dilutive securities:
Stock options and other	1.4
Average shares outstanding — Assuming dilution.	78.8

Net income attributable to Ingredion	$110.8

Net income per share of Ingredion:
Basic	$1.43
Diluted	$1.41